

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2024

Zhihui Yang
Chief Financial Officer
New Oriental Education & Technology Group Inc.
No. 6 Hai Dian Zhong Street
Haidian District, Beijing 100080
People's Republic of China

> **Re:  New Oriental Education & Technology Group Inc.**
> **Form 20-F for Fiscal Year Ended May 31, 2023**
> **Response dated February 1, 2024**
> **File No. 001-32993**

Dear Zhihui Yang:

We have reviewed your February 1, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 18, 2024 letter.

Form 20-F for Fiscal Year Ended May 31, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 168

1.    We note your response to prior comment 2. For both your board and the boards of your consolidated foreign operating entities, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination that none of the board members are officials of the Chinese Communist Party. In addition, please tell us in more detail how you considered the profile of Mr. Yu and, particularly, his role serving as Standing Committee Member of the Central Committee of the China Democratic League.

Zhihui  Yang
New Oriental Education & Technology Group Inc.
February 27, 2024
Page 2

      Please contact Charles Guidry at 202-551-3621 or Jennifer Gowetski at 202-551-3401 with any other questions.

                    Sincerely,

                    Division of Corporation Finance
                    Disclosure Review Program

cc:     Haiping Li